   Tel: 800-455-EECP (3327) ∙ 516-997-4600 ext 145   Fax: 516-997-2299
   www.vasomedical.com     www.EECPforum.com

October 29 2015

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention:  Mr. Martin James

RE:  SEC letter dated October 22, 2015 to Vasomedical, Inc.

Dear Sir:

This letter is in response to the SEC comment letter referenced above.

Question:

Form 10-K for the Fiscal Year Ended December 31, 2014

1.	We note your website www.vasomedical.com contains links to press releases of your quarterly results and conference calls to discuss those results. Please tell us how you have complied with the requirements of Item 2.02 of Form 8-K with regard to these releases and calls. Consider the guidance in Section 106 of our C&DI guidance on Exchange Act Form 8-K which can be found at: http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm

Response:

The Company has complied with the requirements of Item 2.02 of Form 8-K and is exempt from filing a Form 8-K based on the following sequence of events:

A.	The Company, one week prior to an earnings call, issues a widely disseminated press release detailing the time and date of the earnings conference call and instructions on how to access the call.

B.
Prior to the earnings conference call the Company issues a widely disseminated press release containing the financial information to be discussed during the conference call.  This press release again provided the information on the time and date of the conference call and the information needed to access the earnings call.

137 Commercial Street     Plainview, NY     11803    USA

C.
We do not believe that during the conference call any material information that had not been previously disclosed to the public was provided in any response to any question. Nevertheless an audio file of the completed conference call was posted to and available on the Company’s website within two hours of the end of the conference call. Investors can access the audio file and replay through the Company’s website.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael J. Beecher

Michael J. Beecher
Chief Financial Officer